                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, DC  20549





                                   FORM 11-K



(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended  December 31, 1995.


                                        OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 [NO FEE REQUIRED].

For the transition period from_________to___________

Commission file number  1-8029



A.  The Ryland Group, Inc. Retirement and Stock Ownership Plan

B.  The Ryland Group, Inc.
     11000 Broken Land Parkway
     Columbia, Maryland, 2104

                             THE RYLAND GROUP, INC.
                        Information Required by Form 11-K

                                     INDEX


                                                                 Page Number

Report of Independent Auditors                                         1

Item 4.                           Audited Financial Statements
                                   and Schedules prepared in
                                   accordance with ERISA             2-16

SIGNATURES                                                             17

INDEX OF EXHIBITS                                                      18

                           REPORT OF INDEPENDENT AUDITORS


Employee Benefits Committee
The Ryland Group, Inc.


We have audited the accompanying statements of net assets available for plan benefits of The Ryland Group, Inc. Retirement and Stock Ownership Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                            /s/   Ernst & Young LLP

Baltimore, Maryland
June 21, 199

Item 4: Audited Financial Statements and Schedules prepared in accordance with ERISA


STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement and Stock Ownership Plan


                                            December 31,         December 31,
                                              1995                   1994
                                            -----------          ------------
ASSETS

Receivables:
    Accrued employer contributions          $ 1,879,172         $          0
    Accrued interest and dividends              546,576               30,298
                                             ----------            ---------
      Total receivables                       2,425,748               30,298

 Investments at fair value:
    Short-term investments                      138,791              148,285
    CIGNA Income Fund                         6,196,142            6,951,552
    Preferred stock of
      The Ryland Group, Inc.
           Unallocated                       11,895,164           14,812,837
           Allocated                         12,153,810           12,277,964
    Common stock of
      The Ryland Group, Inc.                    182,154              431,535
    Mutual funds                             28,897,369           23,092,466
    Loans to participants                     1,513,314            1,884,331
                                            -----------          -----------
      Total investments                      60,976,744           59,598,970
                                             ----------           ----------
      Total Assets                           63,402,492           59,629,268
                                             ----------           ----------

 LIABILITIES

 Accrued liabilities                            534,302                    0
 Loan payable to
    The Ryland Group, Inc.                   21,393,457           23,230,815
                                             ----------           ----------
      Total Liabilities                      21,927,759           23,230,815
                                             ----------           ----------

 NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                          $ 41,474,733         $ 36,398,453
                                           ============         ============

 See notes to financial statements

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The Ryland Group, Inc.
Retirement and Stock Ownership Plan


                                          Year Ended            Year Ended
                                          December 31,          December 31,
                                             1995                  1994
                                          -----------          -------------
ADDITIONS

Contributions:
 Employer                                 $ 6,899,539           $ 5,487,252
 Participants                               4,860,384             4,686,986
 Rollovers                                  1,058,624               405,648
                                          -----------           -----------
      Total contributions                  12,818,547            10,579,886

Interest:
 Short-term investments                        15,521                 5,055
 CIGNA Income Fund                            396,762               367,737
 Participant loans                            117,743               138,359
                                             --------               -------
      Total interest                          530,026               511,151

Dividends:
 The Ryland Group, Inc.
    Preferred stock                         2,192,552             2,440,846
    Common stock                               11,370                17,457
 Mutual funds                               2,116,968               905,287
                                          -----------            ----------
      Total dividends                       4,320,890             3,363,590

Total Additions                            17,669,463            14,454,627


DEDUCTIONS

Benefit payments to participants           14,281,532             8,310,329
Interest expense                            2,229,042             2,636,705
Administrative expenses                       158,522                94,672
                                           ----------            ----------
Total Deductions                           16,669,096            11,041,706

Net realized and unrealized
 appreciation (depreciation) in fair
  value of investments                      4,075,913           (6,623,096)
                                          -----------           -----------
Increase (decrease) in net assets
   available for plan benefits              5,076,280           (3,210,175)

Net assets available for plan benefits at
   beginning of year                       36,398,453            39,608,628
                                           ----------           ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS
     AT END OF YEAR                      $ 41,474,733         $  36,398,453
                                         ============         =============

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE A:  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement and Stock Ownership Plan ("the Plan" or "the RSOP") are prepared on the accrual basis of accounting.

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments are stated at aggregate current market value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at quoted market prices which represent the net asset values of shares held by the plan. The Preferred Stock of The Ryland Group, Inc. (the "Company"), is valued monthly by an independent appraiser, with a minimum guaranteed value of $25.25 by the Company. Deposits invested by the Trustee in funds maintained by CIGNA are stated at current redemption value. The Trustee invests any excess funds on a short-term basis in common trust funds.

The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for plan benefits as net unrealized appreciation or depreciation in fair value of investments.

The net gain or loss on sale of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold (see also Note D). Expenses relating to the purchase or sale of investments are added to their cost or deducted from their proceeds.

For the first six months of the 1994 plan year, each participant account was charged a flat fee of $12.50 per quarter to pay for a portion of administrative services, trustee fees, investment advisors fees and other direct expenses.
The Company paid administrative costs to the extent they were not covered by the participants. Subsequent to July 1, 1994, approximately half of all administrative expenses incurred are now paid by the plan, with the Company paying the remainder.

The Plan accounts for benefits due but unpaid as a component of net assets available for plan benefits. Benefits due but unpaid were approximately $40,323 and $40,665 at December 31, 1995 and 1994, respectively.


NOTE B:  DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. Designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement, the Plan permits deferral of a portion of participants' pretax income pursuant to Section 401(k) of the Internal Revenue Code. These participant contributions into the plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals and as discretionary contributions resulting from the Company's desire to share profits with participants.


Employee Eligibility

Until September 1, 1994 employees were eligible to participate in the Plan at the beginning of the first pay period of the month that followed completion of a one-year period of service. An employee was credited with a one-year period of service upon completion of at least 1,000 hours of service in the 12-month period beginning on the date of his/her employment or in any plan year beginning thereafter. As of September 1, 1994, the plan was amended to make employees eligible to participate in the Plan at the beginning of the first pay period of the month following the employee's hire date, provided the employee ultimately completes the period of service requirement as defined above. This amendment did not have a material impact on the net assets of the Plan.

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options

Each eligible participant may elect to contribute on a pretax basis, through a system of payroll deductions, any whole number percentage, from one percent (1%) to twelve percent (12%), of the eligible participant's compensation. In accordance with IRS regulations, no employee may contribute more than $9,240 to the Plan for the 1995 calendar year. The RSOP offers the participants several investment options for their contributions.

The following are descriptions of the participant investment options for 1995:

PUTNAM VOYAGER FUND - The Putnam Voyager Fund is an aggressive equity mutual fund seeking capital appreciation primarily by investing in emerging growth stocks of small to medium sized companies with the potential for above average sales and earnings growth, as well as opportunity stocks of larger, well-established companies which show near-term growth potential resulting from some change in the companies business plans or competitive environments. The investment manager of this fund is The Putnam
Management Company, Inc. At December 31, 1995 and 1994, 1,411 and 1,368 employees, respectively, were participating in this option.

KEMPER GROWTH FUND - The Kemper Growth Fund is an equity mutual fund which seeks growth of capital by primarily investing in common stocks of companies that are typically characterized by above average profitability, leadership position in the industry, good management, increasing demand for the companies' products and services, and new product development. The investment manager of this fund is Kemper Financial Services, Inc. At December 31, 1995 and 1994, 1,177 and 1,294 employees, respectively, were participating in this option.

CIGNA INCOME FUND -The CIGNA Income Fund is a fund which consists of investments in intermediate-term obligations of a "fixed income" nature. These are predominantly public and direct placement bonds and mortgages. Interest rates on funds are declared annually and in advance. Withdrawals or transfers from the CIGNA Income Fund may be restricted. At December 31, 1995 and 1994, 806 and 951 employees, respectively, were participating in this option.

AMERICAN BALANCED FUND -The American Balanced Fund is a conservative mutual fund seeking preservation of capital and income as well as long-term growth of capital and income by broadly investing in a diversified portfolio of blue chip common stocks, preferred stocks, corporate bonds, and U.S. Government securities. The investment advisor of this fund is Capital Research and Management Company (CRMC). At December 31, 1995 and 1994, 1,183 and 1,254 employees, respectively, were participating in this option.

STANDISH FIXED INCOME FUND -The Standish Fixed Income Fund is a mutual fund seeking to achieve a high level of current income while preserving principal and liquidity by primarily investing in a diversified portfolio of investment-grade fixed income securities such as bonds, notes, mortgage pass-through securities, convertible debt securities and debt securities with an average maturity of five to thirteen years. The investment advisor of this fund is Standish, Ayer & Wood, Inc. At December 31, 1995 and 1994, 703 and 791 employees, respectively, were participating in this option.

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Employee Contributions and Investment Options - cont.

In 1995, the Employee Benefits Committee agreed to eliminate Kemper Growth Fund as an RSOP investment option for participants effective January 1, 1996. Two new investment options were chosen to replace this fund. Participant balances in the Kemper Growth Fund were transferred at the participant's discretion among the available funds.

New investment options for 1996 are:

FIDELITY GROWTH COMPANY FUND - The Fidelity Growth Company Fund is an aggressive equity mutual fund seeking capital appreciation primarily by investing in common stocks and convertible securities of companies with above-average growth characteristics found in smaller, lesser-known companies in emerging areas ofthe economy as well as revitalized or well-positioned larger companies in mature industries.
The investment manager of this fund is Fidelity Management and Research.

WELLS FARGO EQUITY INDEX FUND -The Wells Fargo Equity Index Fund is a fund that has the objective of reproducing the performance of the S&P 500 Index which is a widely accepted benchmark composed of industrial, utility, financial and transportation stocks. The Index is designed to reflect the industrial composition of the entire U.S. economy. The companies represented in the Index account for approximately 70% of the value of all publicly traded U.S. common stocks. The investment manager of this fund is Wells Fargo Nikko Investment Advisors.

In May 1992, the Employee Benefits Committee agreed to eliminate The Ryland Group, Inc. Common Stock Fund as an RSOP investment option for participants effective January 1, 1993. Participant balances in the Common Stock fund remain as frozen options which can be liquidated into the other investment funds at the participant's option. At December 31, 1995 and 1994, 112 and 185 employees were maintaining balances in The Ryland Group, Inc. Common Stock Fund.

Company Contributions

As of January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of Preferred Shares, cash or a combination of both. In instances where cash is all or part of the Company's contribution, it is divided among the current investment funds based on each participant's current investment option selection. In instances where both Preferred Shares and cash are contributed to participant accounts, all participants receive an equal proportion of each. This amendment did not have a material impact on the Plan's net assets at the time of its adoption. The Company made no discretionary contributions for the years ended December 31, 1995 and 1994.

Vesting

Participants' contributions are fully vested at all times. The Plan provides for graduated vesting of Company contributions of 25% after two years' service and 25% additional vesting for each year thereafter until the fifth year, at which time participants are 100% vested. Participants are automatically vested upon death, disability or retirement at age 65.

RSOP Loan

The "RSOP Loan" is a loan between the Company and the Plan; the proceeds were used by the Plan to acquire the Preferred Stock (see Note C below). To the extent employer contributions, including matching contributions and discretionary contributions, are used to make an RSOP Loan amortization payment, such contributions are made in cash. After each RSOP Loan amortization payment is made, a number of shares of Preferred Stock is released from the RSOP Loan suspense account based on a predetermined formula. Following the release of the Preferred Stock and allocation of a portion of the shares attributable to dividends, the remaining shares of Preferred Stock are allocated among the participants' accounts based on the amount of the required matching contributions. Any remaining shares are allocated among the participants' accounts based on compensation.

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE B:  DESCRIPTION OF THE PLAN--CONTINUED

Other

The Company expects and intends to continue the Plan indefinitely but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his or her accounts under the Plan and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments and unrealized appreciation or depreciation in market value of investments are allocated to individual participant accounts based on a ratio of the individual's account balance to the total fund balance.

Additional information about the Plan agreement is contained in the pamphlet The Ryland Retirement and Stock Ownership Plan. Copies of this pamphlet are available from the Company's Employee Benefits Department.


NOTE C: PREFERRED STOCK AND THE LOAN PAYABLE TO RYLAND

On August 31, 1989, the Company sold 1,267,327 shares of non-transferable Series A ESOP Convertible Preferred Stock, par value $1.00, to the Plan for $31.5625 per share, or an aggregate purchase price of approximately $40,000,000. Each share of Preferred Stock will pay an annual cumulative dividend of $2.2094, or 7.0 percent of the purchase price per share, and is convertible initially into one share of the Company's Common Stock. During 1995 and 1994, the Company paid approximately $2,193,000 and $2,441,000 in dividends on the Preferred Stock. Each share of Preferred Stock is entitled to a number of votes equal to the shares into which it is convertible, and the holders of the Preferred Stock generally vote together with the Common Stock on all matters. The conversion and voting rights of the Preferred Stock are subject to anti-dilution adjustments.

The Plan's purchase of the Preferred Stock was financed by a loan to the Plan from the Company in the amount of $40,000,000. The loan bears interest at the annual rate of 9.99 percent and is expected to be repaid over 10 years by the Plan through dividends received on the Preferred Stock and Company contributions. The Plan incurred approximately $2,229,000 and $2,637,000 of interest on this loan in 1995 and 1994. Participants receive allocations of the Preferred Stock as debt payments are made. During 1995 and 1994, there were 120,170 and 151,963 shares released, respectively, and allocated to participants. The unallocated preferred shares are collateral to the loan payable to Ryland. As of December 31, 1995, there were 466,477 unallocated preferred shares with an approximate value of $11,895,000. At December 31, 1994 there were 586,647 unallocated preferred shares with an approximate value of $14,813,000.

Maturities of the loan payable to Ryland for each of the remaining four years of the loan are as follows:

1996                                         $ 7,801,641
1997                                         $ 6,418,807
1998                                         $ 6,914,306
1999                                         $   258,703

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN

NOTE D:  DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distributions from a participant's vested portion of his/her Convertible Preferred Stock account will be made at the participant's election either in cash or whole shares of Common Stock of the Company. If the participant elects to receive Common Stock, the Trustee will convert each share of Preferred Stock held in the participant's Convertible Preferred Stock account into one share of Common Stock and will receive from the Company an additional cash contribution to cover any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will use the cash to acquire (on the open market) additional shares of Common Stock and then distribute to the participant the total number of shares of Common Stock that were acquired. If the participant elects to receive cash, the Trustee will convert each share of Preferred Stock into the number of shares of Common Stock into which such Preferred Stock is convertible, and will receive in cash from the Company any differential between the current Common Stock price and the appraised value of the Preferred Stock. The Trustee will then sell the shares of Common Stock on the open market and distribute to the participant the cash proceeds plus the differential contribution made by the Company. The non-vested portion of the Company's contributions credited to the terminating participant is forfeited immediately. All forfeitures are used to reduce future matching contributions required from the Company.

For purposes of these financial statements, the cash received by the Trustee from the Company to fund any differential between the current market price of the Company's Common Stock and the appraised value of the Preferred Shares is recorded as an employer contribution. This cash is not included in the computation of the realized gain or loss of the converted Preferred Shares.


NOTE E:  INVESTMENTS

During 1995 and 1994, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value by $4,075,913 and $(6,623,096), respectively.

                                         Net (Depreciation)
                                           Appreciation
For the Year Ended                        in Fair Value        Fair Value at
December 31, 1995                          During Year          End of Year
- ------------------                       -----------------    --------------
Common Stock-
  The Ryland Group, Inc.                 $  (17,374)            $  182,154

Putnam Voyager Fund                       2,408,791             10,043,695

Kemper Growth Fund                        1,221,997                      0

American Balanced Fund                    1,214,243              7,883,646

Fidelity Growth Fund                              0              7,767,441

CIGNA Income Fund                                 0              6,196,142

Wachovia Short-Term Investment Fund               0                138,791

Loans to Participants                             0              1,513,314

Preferred Stock -
   The Ryland Group, Inc.                (1,086,329)            24,048,974

Standish Fixed Income Fund                  334,585              3,202,587
                                         -----------            ----------
Total                                    $4,075,913            $60,976,744
                                         ==========            ===========

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE E:  INVESTMENTS--CONTINUED

                                       Net Appreciation
                                       (Depreciation) in
For the Year Ended                         Fair Value          Fair Value at
December 31, 1994                          During Year          End of Year
Common Stock-
  The Ryland Group, Inc                $    (141,517)        $     431,535
Putnam Voyager Fund                         (217,013)            6,824,195
Kemper Growth Fund                          (516,761)            6,380,330
American Balanced Fund                      (310,232)            6,773,617
CIGNA Income Fund                                  0             6,951,552
Wachovia Short-Term Investment Fund                0               148,285
Loans to Participants                              0             1,884,331
Preferred Stock -
   The Ryland Group, Inc.                 (5,044,655)           27,090,801
Standish Fixed Income Fund                  (392,918)            3,114,324
                                          -----------          -----------
Total                                  $  (6,623,096)        $  59,598,970
                                          ===========          ===========

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                      December 31,         December 31,
                                         1995                  1994
                                        -----------          -------------
Putnam Voyager Fund                    $  10,043,695        $  6,824,195
Kemper Growth Fund                     $           0        $  6,380,330
American Balanced Fund                 $   7,883,646        $  6,773,617
Fidelity Growth Fund                   $   7,767,441        $          0
CIGNA Income Fund                      $   6,196,142        $  6,951,552
Standish Fixed Income Fund             $   3,202,587        $  3,114,324
Preferred Stock -
   The Ryland Group, Inc.              $  24,048,974        $ 27,090,801
Loans to participants                  $   1,513,314        $   1,884,331

The maximum accounting loss the Plan would incur if parties to the financial instruments failed to perform would be the current value of the investments as stated on the Statement of Net Assets Available for Plan Benefits. None of the investments are secured by collateral.

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN


NOTE F:  INCOME TAX STATUS

The Internal Revenue Service has ruled (November 15, 1994) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Employee Benefits Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTES TO FINANCIAL STATEMENTS

THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE G: NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF DECEMBER 31, 1995


                                       Ryland        Putnam       American
                                       Common        Voyager      Balanced
                                       ------        ------       --------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends    $     15       $     0        $     0
                                          ---            ---            ---
     Total receivables                     15             0              0

Investments at fair value:
   Short-term investments               3,182
   CIGNA Income Fund
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.           182,000
   Mutual funds                                  10,043,695         7,883,646
   Loans to participants
                                      -------    ----------         ---------
     Total investments                185,182    10,043,695         7,883,646
                                      -------    ----------         ---------
     Total Assets                     185,197    10,043,695         7,883,646
                                      =======    ==========         =========

LIABILITIES

Accrued liabilities                         0             0                 0
Loan payable to
   The Ryland Group, Inc.
                                      -------        ------            ------
     Total Liabilities                      0             0                 0
                                     --------       --------           ------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                  $   185,197 $  10,043,695      $  7,883,646
                                   ==========    ==========         =========


                                      Standish       Fidelity
                                    Fixed Income      Growth           CIGNA
                                    ------------     ---------        --------
ASSETS

Receivables:
   Accrued employer contributions
   Accrued interest and dividends      $       0       $     0        $ 25,641
                                          ------         -----        -------
     Total receivables                         0             0          25,641

Investments at fair value:
   Short-term investments                                             129,621
   CIGNA Income Fund                                                6,196,142
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.
   Mutual funds                        3,202,287     7,767,441
   Loans to participants
                                        --------     ----------     ---------
     Total investments                 3,202,287     7,767,441      6,325,763
                                       ---------     ---------      ---------
     Total Assets                      3,202,587     7,767,441      6,351,404
                                       =========     =========      =========

LIABILITIES

Accrued liabilities                         0             0                 0
Loan payable to
   The Ryland Group, Inc.
                                    ------------   -----------    -----------
     Total Liabilities                      0             0                 0
                                    ------------   -----------    -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $  3,202,587   $ 7,767,441    $ 6,351,404
                                    ============   ===========    ===========


                                       Ryland           Loan
                                      Preferred         Fund          Total
                                      ---------        ------       --------
ASSETS

Receivables:
   Accrued employer contributions    $ 1,879,172                  $ 1,879,172
   Accrued interest and dividends        520,920   $      0           546,576
                                     -----------   ---------       ----------
     Total receivables                 2,400,092          0         2,425,748

Investments at fair value:
   Short-term investments                  5,988                      138,791
   CIGNA Income Fund                                                6,196,142
   Preferred stock of
     The Ryland Group, Inc.           24,048,974                   24,048,974
   Common stock of
     The Ryland Group, Inc.                  154                      182,154
   Mutual funds                                                    28,897,369
   Loans to participants                            1,513,314       1,513,314
                                      ----------    ---------      ----------
     Total investments                24,055,116    1,513,314      60,976,744
                                      ----------    ---------      ----------
     Total Assets                     26,455,208    1,513,314      63,402,492
                                      ==========    =========      ==========

LIABILITIES

Accrued liabilities                      534,302            0          534,302
Loan payable to
   The Ryland Group, Inc.             21,393,457                    21,393,457
                                      ----------   ----------       ----------
     Total Liabilities                21,927,759            0       21,927,759
                                      ----------   ----------       ----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                    $  4,527,449  $ 1,513,314     $ 41,474,733
                                    ============   ===========    ============

NOTES TO FINANCIAL STATEMENTS


THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE G (cont.): NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND AS OF
   DECEMBER 31, 1994


                                          Ryland        Putnam         Kemper
                                          Common        Voyager        Growth
                                         --------      ---------       -------
ASSETS

Receivables:

   Accrued interest and dividends       $     30     $        0     $       0
                                         --------      ---------      --------
Total receivables                             30              0             0


Investments at fair value:
   Short-term investments                  7,018
   CIGNA Income Fund
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.              390,870
   Mutual funds                                       6,824,195     6,380,330
   Loans to participants
                                        --------      ---------      --------
     Total investments                   397,888      6,824,195     6,380,330
                                        --------      ---------      --------
Total Assets                             397,918      6,824,195     6,380,330
                                        --------      ---------      --------


LIABILITIES

Loan payable to
   The Ryland Group, Inc.
                                        --------      ---------      --------
     Total Liabilities                         0              0             0

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                        $397,918     $6,824,195    $6,380,330
                                        --------      ---------      --------


                                          American      Standish
                                          Balanced    Fixed Income      CIGNA
                                         --------      ---------       -------
ASSETS

Receivables:

   Accrued interest and dividends       $      0     $        0     $  30,268
                                         --------      ---------      --------
Total receivables                              0              0        30,268


Investments at fair value:
   Short-term investments                                             139,099
   CIGNA Income Fund                                                6,951,552
   Preferred stock of
     The Ryland Group, Inc.
   Common stock of
     The Ryland Group, Inc.
   Mutual funds                        6,773,617      3,114,324
   Loans to participants
                                        --------      ---------      --------
     Total investments                 6,773,617      3,114,324     7,090,651
                                        --------      ---------      --------
Total Assets                           6,773,617      3,114,324     7,120,919
                                        --------      ---------      --------


LIABILITIES

Loan payable to
   The Ryland Group, Inc.
                                        --------      ---------      --------
     Total Liabilities                         0              0             0

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                      $6,773,617     $3,114,324    $7,120,919
                                      ==========     ==========    ==========

                                           Ryland       Loan
                                          Preferred     Fund            Total
                                         --------      ---------       -------
ASSETS

Receivables:

   Accrued interest and dividends       $      0     $        0     $  30,298
                                         --------      ---------      --------
Total receivables                              0              0        30,298


Investments at fair value:
   Short-term investments                  2,168                      148,285
   CIGNA Income Fund                                                6,951,552
   Preferred stock of
     The Ryland Group, Inc.           27,090,801                   27,090,801
   Common stock of
     The Ryland Group, Inc.               40,665                      431,535
   Mutual funds                                                    23,092,466
   Loans to participants                              1,884,331     1,884,331
                                        --------      ---------      --------
     Total investments                27,133,634      1,884,331    59,598,970
                                        --------      ---------      --------
Total Assets                          27,133,634      1,884,331    59,629,268
                                        --------      ---------      --------


LIABILITIES

Loan payable to
   The Ryland Group, Inc.             23,230,815                   23,230,815
                                        --------      ---------      --------
     Total Liabilities                23,230,815              0    23,230,815

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                      $3,902,819     $1,884,331   $36,398,453
                                      ==========     ==========   ===========

NOTES TO FINANCIAL STATEMENTS


THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE H: ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY
     FUND FOR THE YEAR ENDED DECEMBER 31, 1995


                                          Ryland        Putnam         Kemper
                                          Common        Voyager        Growth
                                         --------      ---------       -------
ADDITIONS

Contributions:

   Employer                                          $  587,342    $  403,360
   Participants                                       1,629,792     1,078,292
   Rollovers                                            383,837       231,077
                                         --------      ---------      --------
Total contributions                            0      2,600,971     1,712,729


Earnings on investments
   Interest                            $     516          4,945         4,115
   Dividends                              11,370        529,141       800,884
                                        --------      ---------      --------
Total Additions                           11,886      3,135,057    2,517,728
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants         180,317      2,739,035    2,203,531
Interest expense                               0              0            0
Administrative expenses                        8         40,270       34,569
                                        --------      ---------      --------

Total Deductions                        180,325      2,779,305    2,238,100
                                         --------      ---------      --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                         (17,374)     2,408,791    1,221,997

Interfund transfers                      (26,908)       454,957  (7,881,955)
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits     (212,721)    3,219,500   (6,380,330)

Net assets available for
 plan benefits at beginning of year       397,918     6,824,195    6,380,330
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR         $185,197    $10,043,695    $        0
                                        ========    ===========     =========

                                          American      Standish     Fidelity
                                          Balanced    Fixed Income    Growth
                                         --------      ---------      -------
ADDITIONS

Contributions:

   Employer                             $396,146     $  161,772    $        0
   Participants                        1,048,834        421,378             0
   Rollovers                             211,103        123,908             0
                                         --------      ---------      --------
Total contributions                    1,656,083        707,058             0


Earnings on investments
   Interest                                4,152          1,793             0
   Dividends                             562,132        224,811             0
                                        --------      ---------      --------

Total Additions                        2,222,367       933,662              0
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants       2,120,001        784,119             0
Interest expense                               0              0             0
Administrative expenses                   35,121         15,455             0
                                        --------      ---------      --------

Total Deductions                      2,155,122        799,574             0
                                         --------      ---------      --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                       1,214,243        334,585             0

Interfund transfers                     (171,459)      (380,410)    7,767,441
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits    1,110,029        88,263      7,767,441

Net assets available for
 plan benefits at beginning of year     6,773,617     3,114,324              0
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $7,883,646    $3,202,587    $  7,767,441
                                      ==========    ==========    ===========

                                                                    Ryland
                                            CIGNA                  Preferred
                                         --------                  -- -------
ADDITIONS

Contributions:

   Employer                          $   261,267                  $ 5,089,652
   Participants                          682,088                            0
   Rollovers                             108,699                            0
                                         --------                     --------
Total contributions                    1,052,054                    5,089,652


Earnings on investments
   Interest                              396,762                            0
   Dividends                                   0                    2,192,552
                                        --------                     --------

Total Additions                        1,448,816                    7,282,204
                                        --------                     --------


DEDUCTIONS

Benefit payments to participants       2,265,351                    3,342,203
Interest expense                               0                    2,229,042
Administrative expenses                   33,099                            0
                                        --------                     --------

Total Deductions                      2,298,450                    5,571,245
                                         --------                     --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                               0                   (1,086,329)

Interfund transfers                       80,119                            0
                                        --------                     --------

Net (Decrease) Increase in net
 assets available for plan benefits     (769,515)                     624,630

Net assets available for
 plan benefits at beginning of year     7,120,919                    3,902,819
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $6,351,404                   $4,527,449
                                      ==========                   ==========

                                            Loan
                                            Fund                     Total
                                         --------                  -- -------
ADDITIONS

Contributions:

   Employer                           $        0                  $ 6,899,539
   Participants                                0                    4,860,384
   Rollovers                                   0                    1,058,624
                                         --------                     --------
Total contributions                            0                   12,818,547


Earnings on investments
   Interest                            $ 117,743                      530,026
   Dividends                                   0                    4,320,890
                                        --------                     --------

Total Additions                          117,743                   17,669,463
                                        --------                     --------


DEDUCTIONS

Benefit payments to participants         646,975                   14,281,532
Interest expense                               0                    2,229,042
Administrative expenses                        0                      158,522
                                        --------                     --------

Total Deductions                        646,975                   16,669,096
                                         --------                     --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                               0                    4,075,913

Interfund transfers                      158,215                            0
                                        --------                     --------

Net (Decrease) Increase in net
 assets available for plan benefits     (371,017)                   5,076,280

Net assets available for
 plan benefits at beginning of year     1,884,331                   36,398,453
                                        --------                     --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $1,513,314                 $ 41,474,733
                                      ==========                 ============

NOTES TO FINANCIAL STATEMENTS


THE RYLAND GROUP, INC.
RETIREMENT AND STOCK OWNERSHIP PLAN



NOTE H (cont.): ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
    BENEFITS BY FUND FOR THE YEAR ENDED DECEMBER 31, 1994


                                          Ryland        Putnam         Kemper
                                          Common        Voyager        Growth
                                         --------      ---------       -------
ADDITIONS

Contributions:

   Employer                                         $   282,219    $  209,879
   Participants                                       1,378,437     1,202,930
   Rollovers                                            167,386        76,722
                                         --------      ---------      --------
Total contributions                    $       0      1,828,042     1,489,531


Earnings on investments
   Interest                                  351          1,262         1,283
   Dividends                              17,457        272,703        82,948
                                        --------      ---------      --------
Total Additions                           17,808      2,102,007     1,573,762
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants          79,127        957,166    1,263,148
Interest expense                               0              0            0
Administrative expenses                        0         21,116       19,320
                                        --------      ---------      --------

Total Deductions                         79,127        978,282    1,282,468
                                         --------      ---------      --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                        (141,517)      (217,013)    (516,761)

Interfund transfers                      (21,566)       383,251     (616,719)
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits     (224,402)    1,289,963     (842,186)

Net assets available for
 plan benefits at beginning of year       622,320     5,534,232    7,222,516
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $  397,918   $ 6,824,195    $6,380,330
                                      ==========   ===========    ==========

                                          American      Standish
                                          Balanced    Fixed Income     CIGNA
                                         --------      ---------      -------
ADDITIONS

Contributions:

   Employer                          $   183,935      $  80,968     $ 129,534
   Participants                        1,001,372        439,947       664,300
   Rollovers                              53,809         55,883        51,848
                                         --------      ---------      --------
Total contributions                    1,239,116        576,798       845,682


Earnings on investments
   Interest                                1,376            783       367,737
   Dividends                             339,699        209,937             0
                                        --------      ---------      --------

Total Additions                        1,580,191       787,518      1,213,419
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants       1,139,310        706,243     1,515,959
Interest expense                               0              0             0
Administrative expenses                   22,373          6,391        25,472
                                        --------      ---------      --------

Total Deductions                      1,161,683        712,634     1,541,431
                                         --------      ---------      --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                        (310,232)      (392,918)            0

Interfund transfers                     (241,671)      (215,592)      524,100
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits     (133,395)     (533,626)       196,088

Net assets available for
 plan benefits at beginning of year     6,907,012     3,647,950      6,924,831
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $6,773,617    $3,114,324    $  7,120,919
                                      ==========     =========     ===========

                                           Ryland         Loan
                                          Preferred       Fund         Total
                                         --------      ---------      -------
ADDITIONS

Contributions:

   Employer                          $ 4,600,717      $       0   $ 5,487,252
   Participants                                0              0     4,686,986
   Rollovers                                   0              0       405,648
                                         --------      ---------      --------
Total contributions                    4,600,717              0    10,579,886


Earnings on investments
   Interest                                    0        138,359       511,151
   Dividends                           2,440,846              0     3,363,590
                                        --------      ---------      --------

Total Additions                        7,041,563       138,359     14,454,627
                                        --------      ---------      --------


DEDUCTIONS

Benefit payments to participants       2,235,972        413,404     8,310,329
Interest expense                       2,636,705              0     2,636,705
Administrative expenses                        0              0        94,672
                                        --------      ---------      --------

Total Deductions                      4,872,677        413,404    11,041,706
                                         --------      ---------      --------

Net realized and unrealized
 (depreciation) in fair value
  of investments                      (5,044,655)             0    (6,623,096)

Interfund transfers                            0        188,197             0
                                        --------      ---------      --------

Net (Decrease) Increase in net
 assets available for plan benefits   (2,875,769)       (86,848)   (3,210,175)

Net assets available for
 plan benefits at beginning of year     6,778,588      1,971,179    39,608,628
                                        --------      ---------      --------


NET ASSETS AVAILABLE FOR
   PLAN BENEFITS AT END OF YEAR       $3,902,819     $1,884,331  $ 36,398,453
                                      ==========      =========  ============

The Ryland Group, Inc.
Retirement and Stock Ownership Plan



Item 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1995


IDENTITY                     DESCRIPTION          COST                 MARKET

(F1) The Ryland Group, Inc. Common Stock       $   250,337         $   182,154

(F1) The Ryland Group, Inc. Preferred Stock    $29,766,468         $24,048,974

 CIGNA Income Fund          Guaranteed Account $ 6,196,142         $ 6,196,142

 Putnam Voyager             Mutual Fund        $ 7,953,284         $10,043,695

 Fidelity Growth            Mutual Fund        $ 7,767,441         $ 7,767,441

 American Balanced          Mutual Fund        $ 7,035,423         $ 7,883,646

 Standish Income            Mutual Fund        $ 3,142,537         $ 3,202,587

 Wachovia DTF
    Short-term              Money Market
     Investment             Mutual Funds       $   138,791         $   138,791

 Participant Loans          High - 10.0%       $ 1,513,314         $ 1,513,314
                            Low - 9.5%

(1) Denotes party in-interest


Retirement and Stock Ownership Plan

Item 27d -  Schedule of Reportable Transactions

FOR THE YEAR ENDED DECEMBER 31, 1995

           (a)                             (b)                           (c)

                                      Description/                    Purchase
Identity of Party Involved             of Assets                       Price
- --------------------------            ------------                    --------


Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.
Wachovia DTF Short Term
Investment Fund                       Money Market Fund                    n/a

Wachovia DTF Short Term
Investment Fund                       Money Market Fund                    n/a

Kemper Growth Fund                    Mutual Fund                          n/a

Fidelity Growth Fund                  Mutual Fund                 $  7,767,441

Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       Money Market Fund          $  22,463,792

Wachovia DTF Short Term
Investment Fund                       Money Market Fund                    n/a

American Balanced Fund                Mutual Fund                $   2,395,293

American Balanced Fund                Mutual Fund                          n/a

CIGNA Income Fund                     Guaranteed Account         $   1,991,314

CIGNA Income Fund                     Guaranteed Account                   n/a

Kemper Growth Fund                    Mutual Fund               $    2,702,244

Kemper Growth Fund                    Mutual Fund                          n/a

Putnam Voyager Fund                   Mutual Fund               $    4,032,510

Putnam Voyager Fund                   Mutual Fund                          n/a

Standish Fixed Income Fund            Mutual Fund               $      970,915

Standish Fixed Income Fund            Mutual Fund                          n/a

Fidelity Growth Fund                  Mutual Fund               $    7,767,441

Ryland Preferred Stock (1)           Preferred Stock                      n/a

Ryland Common Stock (1)              Common Stock              $    2,125,288

Ryland Common Stock (1)               Common Stock                         n/a

(1)Denotes party in-interest



                                           (d)                            (e)




Identity of Party Involved            Selling Price               Lease Rental
- --------------------------            ------------                    --------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.
Wachovia DTF Short Term
Investment Fund                       $ 2,858,619                          n/a

Wachovia DTF Short Term
Investment Fund                       $ 1,795,441                          n/a

Kemper Growth Fund                    $ 7,767,441                          n/a

Fidelity Growth Fund                          n/a                          n/a

Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                               n/a                          n/a

Wachovia DTF Short Term
Investment Fund                       $ 22,371,225                         n/a

American Balanced Fund                         n/a                         n/a

American Balanced Fund                $  2,499,509                         n/a

CIGNA Income Fund                              n/a                         n/a

CIGNA Income Fund                     $  3,134,021                         n/a

Kemper Growth Fund                             n/a                         n/a

Kemper Growth Fund                    $ 10,304,570                         n/a

Putnam Voyager Fund                            n/a                         n/a

Putnam Voyager Fund                   $  3,221,801                         n/a

Standish Fixed Income Fund                     n/a                         n/a

Standish Fixed Income Fund            $  1,217,238                         n/a

Fidelity Growth Fund                           n/a                         n/a

Ryland Preferred Stock (1)            $  3,330,158                         n/a

Ryland Common Stock (1)                        n/a                         n/a

Ryland Common Stock (1)               $  2,289,294                         n/a


(1)Denotes party in-interest

                                            (f) (2)

                                           Expenses
                                           Incurred
                                             with
Identity of Party Involved                Transaction
- --------------------------            ------------


Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.
Wachovia DTF Short Term
Investment Fund                               $0

Wachovia DTF Short Term
Investment Fund                               $0

Kemper Growth Fund                            $0

Fidelity Growth Fund                          $0

Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                               $0

Wachovia DTF Short Term
Investment Fund                               $0

American Balanced Fund                        $0

American Balanced Fund                        $0

CIGNA Income Fund                             $0

CIGNA Income Fund                             $0

Kemper Growth Fund                            $0

Kemper Growth Fund                            $0

Putnam Voyager Fund                           $0

Putnam Voyager Fund                           $0

Standish Fixed Income Fund                    $0

Standish Fixed Income Fund                    $0

Fidelity Growth Fund                          $0

Ryland Preferred Stock (1)                    $0

Ryland Common Stock (1)                       $548

Ryland Common Stock (1)                       $9,950


(1)Denotes party in-interest
(2) Commissions and fees related to purchases and sales of investments are included in the cost of the investment or the proceeds from the sale and are not separately identified by the trustee.


                                           (g)                        (h)

                                                                 Current Value
                                                                    of Asset
                                        Cost of                 on Transaction
Identity of Party Involved               Asset                       Date
- --------------------------            ------------                    --------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.
Wachovia DTF Short Term
Investment Fund                       $  2,858,619              $   2,858,619

Wachovia DTF Short Term
Investment Fund                       $  1,795,441              $   1,795,154

Kemper Growth Fund                    $  7,355,613              $   7,767,441

Fidelity Growth Fund                  $  7,767,441              $   7,767,441

Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                       $ 22,463,792              $  22,463,792

Wachovia DTF Short Term
Investment Fund                       $ 22,371,225              $  22,371,225

American Balanced Fund                $  2,395,293              $   2,395,293

American Balanced Fund                $  2,334,925              $   2,499,509

CIGNA Income Fund                     $  1,991,314              $   1,991,314

CIGNA Income Fund                     $  3,134,021              $   3,134,021

Kemper Growth Fund                    $  2,702,244              $   2,702,244

Kemper Growth Fund                    $  9,747,755              $  10,304,570

Putnam Voyager Fund                   $  4,032,510              $   4,032,510

Putnam Voyager Fund                   $  2,619,562              $    3,221,801

Standish Fixed Income Fund            $    970,915              $      970,915

Standish Fixed Income Fund            $  1,225,464              $    1,217,238

Fidelity Growth Fund                  $  7,767,441              $    7,767,441

Ryland Preferred Stock (1)            $  3,711,770              $    3,330,158

Ryland Common Stock (1)               $  2,125,836              $    2,125,288

Ryland Common Stock (1)               $  2,422,756              $    2,289,294


(1)Denotes party in-interest


                                           (i)
Identity of Party Involved            Net Gain (Loss)
- --------------------------            ------------

Category (i) - single transactions in excess of 5 percent of plan assets at beginning of the year.
Wachovia DTF Short Term
Investment Fund                       $          0

Wachovia DTF Short Term
Investment Fund                       $          0

Kemper Growth Fund                    $    411,828

Fidelity Growth Fund                           n/a

Category (iii) - series of transactions in excess of 5 percent of plan assets at beginning of the year.

Wachovia DTF Short Term
Investment Fund                                n/a

Wachovia DTF Short Term
Investment Fund                       $          0

American Balanced Fund                         n/a

American Balanced Fund                $    164,584

CIGNA Income Fund                              n/a

CIGNA Income Fund                     $          0

Kemper Growth Fund                             n/a

Kemper Growth Fund                    $    556,816

Putnam Voyager Fund                            n/a

Putnam Voyager Fund                   $    602,239

Standish Fixed Income Fund                     n/a

Standish Fixed Income Fund            $     (8,226)

Fidelity Growth Fund                           n/a

Ryland Preferred Stock (1)            $   (381,612)

Ryland Common Stock (1)               $          0

Ryland Common Stock (1)               $   (143,412)

(1)Denotes party in-interest

There were no category (ii) or (iv) reportable transactions during 1995.

                                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                          THE RYLAND GROUP, INC.
                                          RETIREMENT AND STOCK OWNERSHIP PLAN






Date:  June 27, 1996                   By:  /s/  Michael D. Mangan
                                           --------------------------------
                                            Michael D. Mangan
                                            Executive Vice President
                                               and Chief Financial
                                               Officer of The Ryland
                                               Group, Inc.

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                                  INDEX OF EXHIBITS
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23       Consent of Ernst and Young, Independent Auditors              19